Exhibit 99.1

Itaú Corpbanca Schedules Second Quarter 2021 Financial Results, Conference Call and Webcast

SANTIAGO, Chile, Jul. 6, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will release its results for the second quarter ended June 30, 2021, before the market opens in Santiago and in New York on Friday, July 30, 2021.

On Monday, August 2, 2021, at 11:00 A.M. Santiago time (11:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, Rodrigo Couto, Itaú Corpbanca’s Chief Financial Officer and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations.

Conference Call Details:

Online registration: http://www.directeventreg.com/registration/event/1980768

Phone registration: +1 (800) 585-8367 or +1 (416) 621-4642

Upon registering, each participant will be provided with call details and a registrant ID used to track attendance on the conference call (Access Code: 1980768#). Reminders will also be sent to registered participants via email. Please provide this registration information to those participants that you would like to attend your conference call.

Telephone and Virtual Q&A session:

Telephone Q&A session will be available as well as written Q&A through a box on the console, where attendees can type in their questions. We will read and answer selected questions verbally.

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at:

https://event.on24.com/wcc/r/3190605/DC0B3B48B840850B2484628E038A56F3

Webcast will be available on-demand via the same address as the live event afterwards.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of May 31, 2021, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.8% market share. As the same date, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and tenth in terms of total deposits, as reported under local regulatory and accounting principles. As of April 30, 2020, its market share by loans reached 4.0%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl